Media Statement

MediaRing’s Nomination Of Two Directors to PacNet’s Board

Nominations will be reviewed in accordance with Board’s process for Directorship appointments

Singapore, 1 August 2006 – The Board of Directors (the “Board”) of Pacific Internet Limited (“PacNet”) (NASDAQ: PCNTF) announced that it had received MediaRing Ltd’s (“MediaRing”) letter requesting for board representation proportionate to its shareholding in PacNet. MediaRing has nominated Mr. Koh Boon Hwee, its Executive Director and Mr. Khaw Kheng Joo, its Director and Chief Executive Officer as its representatives on the Board.

The identification and recommendation to the Board of suitably qualified individuals for appointment as Directors is conducted by the Nominating/Corporate Governance Committee (the “Committee”).

In discharging its duties, the Committee will be guided by applicable regulatory requirements of the United States Securities and Exchange Commission (“SEC”), the NASDAQ Stock Market (“NASDAQ”), the Companies Act (Cap. 50) of Singapore and any other applicable law, regulation or guideline issued by any relevant authority. The Committee’s charter is available on PacNet’s Investor Relations website www.pacnet.com/investor.

The Board has responded to MediaRing informing that in accordance with the usual due process, the Committee will proceed to meet and interview the proposed candidates prior to making its recommendations to the Board. Upon receiving the Committee’s recommendations, the Board will convene to deliberate prior to coming to a decision.

The Board is also requesting for a presentation by MediaRing of their plans for the Company to the Board which would be made public as it would be of interest to the Company’s shareholders providing clarity on MediaRing’s intended plans to work together with PacNet. However, the presentation is not a pre-condition for the Board’s consideration of MediaRing’s two proposed candidates.

Shareholders are reminded that PacNet is required to obtain approval from the Infocomm Development Authority of Singapore (“IDA”) on any new appointments to its Board under the conditions of its telecommunications license.

# # #

Editors’ Notes

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Media & Analyst Contacts

For Singapore Media
Leow Lin Fah
Direct (65) 6774 1677
Mobile (65) 9839 1300
leowlinfah@pacific.net.sg

For international Media
Julie Cleeland Nicholls
Direct: (65) 6771 0891
julie.nicholls@pacific.net.sg

Investor & Analyst
Alan Katz
Cubitt Jacobs & Prosek
Direct: (212) 279 3115 ext 211
alan@cjpcom.com

Mervin Wang
Direct: (65) 6771 0780
Mobile: (65) 9798 6077
investor@pacific.net.sg

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.